Placer Del Mar, Ltd.
                           302 Washington Street #351
                               San Diego, CA 92103
                                # (775) 352-3839
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                                                                January 11, 2007

Pam Howell
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Re: Registration Statement on Form SB-2
    File No. 333-127736
    Amendment Filed: November 29, 2006

Dear Ms. Howell,

Per your comment letter dated December 12, 2006, we submit the following as a part of the seventh amendment to our registration statement on Form SB-2.

GENERAL

1. Mr. Soloski does not have and never has had a relationship with our company or our registration statement. We have only dealt with our attorney of record, Mr. Johnston, in regards to this SEC filing. We are aware the reviewer has asked this same question several times. We must respond that any actions by Mr. Soloski were out of our control or dominion. We do not know Mr. Soloski, we have no knowledge of any of his legal proceedings, and we never authorized him to represent our company. We have no plans or desire to retain the legal services of Mr. Soloski. We have been unable to date to find out how this issue with Mr. Soloski occurred. While we have no plans or desire to retain any attorney other than Mr. Johnston to represent us during this registration process, if the Securities and Exchange
     Commission deems it advisable, we will immediately seek new independent legal council to put an end to this matter.

DESCRIPTION OF BUSINESS, PAGE 15

2.   The $50 fee has been paid.

3.   We have expanded and clarified the detail as requested.

4. Our director has begun loaning funds to the company in order to proceed with our exploration. The company is proceeding with its exploration. As now disclosed in our filing, our director has given us a comfort letter describing his commitment to provide us such funding. In addition, he has allowed the company to accrue his $500 per month fees as a company liability and will defer collection until the company is able to pay and until he no longer loans funds to the company.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-12

5.   Our independent auditor has revised the opinion as requested.

GENERAL

6. We have provided a current consent letter and updated the financial statements through September 30, 2006.

Sincerely,


/s/ Humberto Bravo
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Humberto Bravo
President & Director